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File No. 33-52214

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

Nexfor Inc.
(Translation of registrant's name into English)

Suite 500, 1 Toronto Street
Toronto, Ontario Canada M5C 2W4
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☒	No	☐

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3173

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXFOR INC. (Registrant)
Date: November 7, 2003	/s/ LYSE MACAULAY Lyse Macaulay Assistant Secretary

        Form 6K Continued...

Exhibits

        Press Release and Financial Statements to Shareholders for the nine months ending September 27, 2003

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SIGNATURES
Exhibits